Exhibit 99.1

Glass House Brands to Host Second Quarter 2021 Conference Call on August 17, 2021

LONG BEACH, CA and TORONTO, July 30, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced it will report financial results for the second quarter ended June 30, 2021, on Monday, August 16, 2021, after market close. The Company will host a conference call to discuss the results on Tuesday August 17th at 8:00 a.m. Eastern Time.

Conference call Details:

Time:	8:00 a.m. Eastern Time

Webcast:	Click Here

Dial-In Number:	1-(888)-664-6392

Conference ID:	93174702

Replay:	1-(888)-390-0541
Replay Code: 174702 #

Available until 12:00 midnight Eastern Time Tuesday, August 24, 2021

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Media Contact

MATTIO Communications
glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com